Filed by Tempus AI, Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Personalis, Inc.

Commission File No.: 001-38943

The following is a transcript of a discussion with Eric Lefkofsky, the Chief Executive Officer, Founder and Chairman of Tempus AI, Inc. (“Tempus”), at the Morgan Stanley Annual Global Healthcare Conference on September 15, 2026.

Morgan Stanley Global Healthcare Conference

Event Details

Date: 2026-09-15

Company: Tempus AI, Inc.

Ticker: TEM-US

Company Participants

Eric Paul Lefkofsky - Tempus AI, Inc., Founder, Chairman & Chief Executive Officer

Other Participants

Kallum L. Titchmarsh – Analyst

Kallum L. Titchmarsh: Perfect. I think we can get started. Kallum Titchmarsh here from the Life Sciences Team at Morgan Stanley. Welcome to day two of the Global Healthcare Conference. Really pleased today to be joined by Eric Lefkofsky, Tempus’ Founder and CEO. Thanks for being here, Eric.

Eric Paul Lefkofsky: Thanks for having me.

Question – Eric Paul Lefkofsky: A lot of news to discuss, but maybe we can just hit on first the second quarter results, I think very strong across the board, broad-based performance. Anything that surprised you within that, maybe just go through the goods. Anything that surprised you to the bad? Maybe just level set us and then we could dive into some specifics from there.

Answer – Eric Paul Lefkofsky: Yeah, I think the – both the quarterly performance and I think the year performance has really been anchored around two main themes. One is the core strength of our diagnostic business, in particular around comprehensive genomic profiling and how kind of durable those growth rate, those unit growth rates are, both in terms of solid tumor profiling and liquid biopsy. So, you have this like, very strong therapy selection business in terms of like demand that also has rising ASPs. And so, that’s kind of one of the big bellwethers of our business. It’s the biggest part of our business. So, even though MRD has high growth rates – higher growth rates, it’s the biggest part of our business. So, the diagnostic – our diagnostic unit has been buoyed by really strong demand that we don’t see slowing down.

And on the other side, the data business continues to perform really well. I think our data licensing business grew about 36% or something in the last quarter. So, really strong – continued strong growth. And we’ve had something like three quarters in a row of more than $100 million of TCV. I think last quarter it was around $200 million of TCV add, meaning our bookings for that quarter, people signing new data licenses were $200 million or whatever. And so, really strong demand that I think is starting to really be catalyzed by migration to AI solutions by biopharma. Every time you turn around, they are announcing a deal to bring in, NVIDIA chips or cut a deal with Anthropic or OpenAI for inference and compute. And they just – we’re the fuel that makes a lot of that spend intelligent. And so, we just have seen kind of a frenzy of demand.

Question – Kallum L. Titchmarsh: Amazing. And you announced the deal to acquire Personalis, you’d obviously been involved with the company for some time for that commercially. Maybe let’s just start with the rationale behind that acquisition and the path forward for MRD across the market?

Answer – Eric Paul Lefkofsky: Yeah. So, I mean, we have long thought that Personalis’ assay was best-in-class, it’s whole genome based. It has incredible sensitivity and specificity. Its limits of detection are really extraordinary. So, we’ve long thought that it was a best-in-class assay and we had cut a deal with Personalis years ago to be their exclusive distributor in the US or in the world, I think it’s US, I’m not sure if US was broad-based, US, in the US. And so, we thought that that was a great way to enter the market and the deal was structured where they were paying us basically a sales and marketing fee to distribute the assay, whether or not they got paid or not.

And so, for the last several years, this deal was largely in our favor, right, because they were – we were getting paid about $400 per test. They weren’t getting paid because they didn’t have reimbursement approved. And so, it was just in our favor. And I had been pretty vocal that like, why would you want to change that? You have to wait until the things flip.

When they got lung and breast and recently IO approved by Moldex, it became apparent to us that we were getting close to that point, that their ASPs would rise pretty dramatically and that there would come a time in the next few months, few quarters, whatever, where their ASPs would actually be higher than they’re paying us. So, we began having conversations, and this is all kind of detailed in the S-4 that was filed. We’re going to have that conversation.

Those conversations were accelerated when another party showed up and made an offer to buy the company. So, whereas we may have bought them toward the end of the year or maybe early next year, we accelerated it by a few months because there was all of a sudden some activity. But it makes a ton of sense in that it’s a best-in-class assay. The unit growth is really strong. We’re already distributing it, so it’s already a part of our portfolio and they will have ASPs that will rise. They’ll get to $1,000 north of $1,000 somewhere to Natera, and it’ll become a really strong financial product. And so, it makes a ton of sense inside our platform.

Question – Kallum L. Titchmarsh: Interesting timing as well with the Merck, Moderna, V940 melanoma vaccine data, it seems like you had some involvement there in kind of excluding what Personalis is doing. So, can you maybe just detail how involved Tempus is and then how that Personalis addition would kind of come into the picture?

Answer – Eric Paul Lefkofsky: Yeah. So, basically Personalis was selected to be the sequencing partner for that clinical trial some time ago, and they’ve been performing the sequencing for that trial. At some point Moderna and Merck felt they needed a national partner for the rollout. And so, they ran an RFP that I think most people participated in the scale and they ran an RFP and we won that RFP, which we put out on social – the morning the news came out. We won that RFP. So, once the product’s FDA approved, Tempus unrelated to Personalis will be handling a significant amount of the kind of revenue and volume associated with that approval.

In terms of who does the sequencing, those details are still being worked out in terms of what percentages Personalis may do some sequencing, we may do some sequencing if we’re one company it won’t really matter. But, in terms of like if you were to look at this like a pizza slices, we were getting the majority of the pizza slices anyway by virtue of winning that RFP. It’s a really important program because it’s really the first time that I’m aware of where the sequencing is actually a component of the manufacturing process and product. So, it’s unlike kind of any other form of companion diagnostic where somebody could get a drug approved using Foundation Medicine, but Caris or Tempus could do the same sequencing or Guardant could be part of the SERENA-6 rollout, but I can sequence for ESR1 as well, and you can prescribe the drug.

Here if we don’t sequence you, like, you can’t get the drug. And so, you can’t use somebody else. The manufacturing process is approved by the sequencing we do as and a whole bunch of other logistical things we do as part of the process. So, they needed – they need, Merck and Moderna needed a partner that can handle that kind of national scale, redundancy can’t go down, all that good stuff. So, I think it now works out great that we’re going to be one company, but that process kind of ran its course the end of last year. So, for a long time we’ve been a big beneficiary of that.

Question – Kallum L. Titchmarsh: And perhaps this is more my job. But have you have worked to size that opportunity up for what this could be. You obviously have melanoma today and obviously other indications are perhaps coming through the line. So, how should we be thinking about how big this could perhaps be?

Answer – Eric Paul Lefkofsky: Well, it’s okay. So – and I guess so this I mean – so I mean, obviously, I don’t know because I don’t know how the other trials will readout and I don’t know how big this will ultimately be. My best guess is that it’s quite big, both because the performance of this drug, its ability to essentially allow patients that don’t respond to immunotherapy to respond is pretty extraordinary. I suspect it will work quite well in multiple subtypes and that it will be a very big drug. So, there is revenue associated with the work we do as part of those clinical trials, which there will be, many, and that’s great. And then there’s the ancillary benefit that, we – one of the reasons our unit growth rate is so strong at Tempus is we just have given our oncology partners like more and more reasons to work with us.

We said this years ago. We said you people are all kind of chasing performance of assays if that’s why you make decisions. But it’s never what you make decisions. Oncologists make decisions because of a whole bunch of other reasons, including ease of use, logistics, administration, contextualization. But like, do I get the information I need in a timely manner in a way that’s better than other people. It’s the same reason we shop at Amazon and we don’t shop at eBay.

If you go back in time, 10 or 15 years, eBay and Amazon, we’re kind of neck and neck or 20 years, whatever. And today that’s just not the case. We all go to Amazon and we don’t go to eBay and it’s all those kind of logistical benefits. And so, this is just another – this program will be another reason to use the Tempus, because why would you want to sequence for somebody else? And then if you want to get this drug, which is a part of your mainstay therapeutic options, you then have to kind of re-sequence for those. So, I suspect that we’ll have both real term revenue benefits as these trials roll out and then ancillary benefits as more and more people just choose our product.

Question – Kallum L. Titchmarsh: And then just reading through the S-4, one of the things that caught our eye was just the differences in how Personalis and Tempus was underwriting the kind of projections for the two businesses for the one business. So, maybe just talk through what that difference was. I think Personalis came out with $758 million of revenue in 2030. Tempus $333 million. So, why do you think there is a big difference there?

Answer – Eric Paul Lefkofsky: Yeah, it’s almost entirely ASP. So, the – our expectations of unit growth, I think were both quite robust. We have a robust pro forma, they have a robust pro forma. We expect the unit growth to be really strong. You can make different assumptions about how ASP rises, what percent of the ordering – what percent of the orders are for like IO response, how fast do they get? For example, CRC approved these would radically change your projections. We have kind of tried to take the approach of being conservative with those particular estimates and so we just don’t feel any reason to kind of like be overly aggressive. But the short answer is their forecast could be better than ours, I don’t know.

Question – Kallum L. Titchmarsh: Yeah, makes sense. And there are some unique features of the deal. Personalis is currently trading above the deal price. How do you think about that?

Answer – Eric Paul Lefkofsky: I mean, I think it makes no sense. And I don’t know what it’s trading at. And I didn’t look at it yesterday, but there was a while it was trading like $17 or $18, which made no sense. I mean, firstly you can read in the S-4 that it was a competitive process. There were all kinds of people contacted. They ran a full, robust process. And the spread between the bids was only like $0.75. I think somebody was at $17. We were $16.25. So, it wasn’t even like there’s kind of no logic to think there’s some kind of magical price out there that’s much bigger that I don’t think exists.

On top of that, it’s – the idea that somehow you would be trading above the price when you have Tempus as the largest shareholder, obviously voting in favor. Merck is the second largest shareholder also voting in favor. I think ARK is the third largest shareholder and they’re kind of a huge Tempus man. It just doesn’t make a ton of sense to me that in and of itself could be 35% or 40% of the vote. And these things never get 100% of voting. So, I don’t see any topic bids coming. There’s no kind of logic there. We already have significant shareholders voting in favor of it.

So, there’s no kind of rationale to be buying their stock at a significant price above where it’s going to close. The only counter to that would be some kind of like nefarious short-term trade. Like you somehow think because there’s an exchange ratio that’s calculated a few weeks before closing that you could like short us or buy them or whatever. But that – those trades, in my opinion, are kind of riddled with risk that I wouldn’t be taking.

Question – Kallum L. Titchmarsh: Makes sense. Maybe we can transition onto the genomics business and focus specifically on oncology for a little bit. I think at the Investor Day, you described three key trends that will drive therapy selection, in the years ahead, physician penetration, earlier stage testing and more comprehensive testing as well. So, when we look kind of three, four plus years out, how do you think that market evolves? Obviously, it’s a more established market in the oncology space, but we still obviously have plenty of room to run, I think.

Answer – Eric Paul Lefkofsky: Yeah, I mean, I think there are some fairly good studies that came out that kind of penetration rates are in the roughly 50% range, for kind of later stage cancers, Stage 3, Stage 4 metastatic high risk. And I think that’s probably right. In addition to that, we’re going to be sequencing patients earlier. More and more biomarkers will show up. The evidence behind concurrent testing is extraordinary in terms of the benefits you get from doing solid tumor profiling and liquid biopsy.

The benefits of RNA is extraordinary in terms of enhanced fusion detection. So, I suspect and then the benefits of MRD are obviously kind of also well-known. So, I think we will be in a cadence of broadly sequencing newly diagnosed cancer patients, probably all Stage 2 plus even certain Stage 1 categories like liver and pancreatic and then broadly monitoring patients post-therapy. And I think over the next decade, I can’t see anything that’s going to slow that down. And then I think you’ll start to see other disease areas that begin to catch-up because they’ve seen the benefits in oncology, certainly rare and undiagnosed disorders, certain immunological conditions. So, I think molecular profiling for therapy, selection and monitoring post-therapy will be a growing space for a while.

Question – Kallum L. Titchmarsh: And there were some headlines early this year across RFI that came out a few investors out, incoming always kind of cooled off since then. But any way you’re thinking about the durability of reimbursement for therapy selection, mRNA sorry, RNA, you’re kind of dual xR orders. How are you thinking about that, I guess, in the years ahead?

Answer – Eric Paul Lefkofsky: Yeah. I mean, so on the Medicare Medicaid side, reimbursement seems to be quite stable. There are kind of took a long time to establish national pricing, which has been like kind of fairly stable for the past, let’s say on a four or five years. Now, at this point. So, I think the space has pretty good pricing in terms of solid tumor profiling and liquid biopsy.

We obviously benefit from national coverage policies that are in place by virtue of the fact that our main assay is FDA approved, our liquid biopsy will be FDA approved. So, we’re even out of some of that and that we have a – we’ll have ADLT pricing and be part of national coverage. I think – but I think the space has quite durable reimbursement in terms of Medicare, Medicaid. It took a long time to establish it. I don’t see any material pressure coming anytime soon.

On the MRD side, right now, those assets are basically being reimbursed by Moldex. I suspect the other MACs will start to pay for those tests as well, because I just – that tends to be a pattern. I think – so, I think over the next, let’s say three to five years, you’re likely to have very good, very stable reimbursement from Medicare, Medicaid. I suspect over time, commercial payers will start to pay more for these tests. They’re still radically underpaying. I think others have said the same thing, whether that’s Guardant or Natera so I think that’s a pretty common supposition at this point, which means I think you’re going to see margins in this space from the top providers that get extraordinarily high, one could argue too high.

Long-term I think that will start to normalize a bit. If you fast forward 25 years from now, you might see margins in the 60% range, but I would not be shocked if over the next decade you see margins in the 80% range.

Question – Kallum L. Titchmarsh: And I think we have two of those highest volume test xT and xF going through pretty significant regulatory and reimbursement upgrades. I think perhaps it’s underappreciated in the story, at least from my conversations. Maybe just remind investors how important that is, the kind of uplift we could see into next year?

Answer – Eric Paul Lefkofsky: Yeah, so as I mentioned a little while ago. So, we have two main products in therapy selection. One is our solid tumor assay and one is our liquid biopsy. The solid tumor assay, which divided in really two parts, tumor normal and tumor only. Tumor normal represented a minority of the volume. We got original FDA approval for tumor normal and that was – that had ADLT pricing at $4,500. And so, we weren’t be able to migrate our platform fully to the ADLT pricing, a few months ago we got. Tumor-only FDA approved with similar ADLT pricing identically to ADLT pricing.

So, effective January 1, we’ll be running all of our solid tumor assays under that pricing. So, you have this kind of immediate step up for more than half of your solid tumor portfolio from like 29, 23 at list price to $4,500. And then sometime towards the back half of 2027, we expect both approval and pricing of our liquid biopsy to be in market whether that’s Q3 or Q4, it’s unknown. But at some point in the back half of the year, you’ll have that step up goes from, I think, $3,200, which is our current roughly our current liquid biopsy pricing to somewhere in the mid-to high $7,000 range likely. So, that’s a very significant step-up. So – whereas the ADLT pricing for tumor only adds let’s say $80 million to $100 million of revenue in margin benefit, liquid biopsies like to $250 million to $300 million.

Question – Kallum L. Titchmarsh: Amazing. I want to hit on the hereditary business quickly. I think expectations for growth have fluctuated a little since you acquired Ambry. Is mid-teens the right way to think about this business longer term and maybe just touch on the underlying drivers, you think of this business, three, four years out?

Answer – Eric Paul Lefkofsky: Yeah. So, we have bounced around a bit like a yo-yo on their growth rate. I think fortunately or unfortunately we’ve only owned Ambry for like 18 months or something. So, we’ve had to learn a lot about how their businesses performs and forecast. We could see early on that the growth rates they were experiencing, let’s say six quarters ago felt extreme to us. So, we tried to call that out and we try to call out that it felt one time to us that it was not one time, but not repetitive in that it was largely a function of Invitae going bankrupt and a shift of volume from Invitae was that one of the largest suppliers over to Ambry. So, I think we tried to call some of that out. But certainly as you lap it, we now can kind of fully see the impact of that.

So, you had these kind of – you have a business that should be growing in the 15% range that was growing at 30% or 40% for a while. That then it was growing in the low-single digits or is now growing in low-single digits. And we begin to lap that toward the end of Q3. So, you’ll start to see growth rates kind of look better because we’re just lapping that period of excessive growth. So, I think we get back to mid-teens toward the end of this year because it’s kind of almost just math. And I suspect, we’ll get there.

Long-term I think the business – I think the business sustainably grows in the 12% to 18% range, just call it mid-teens, low, mid-high teens. I think, it grows at that range just based on the current dynamics, meaning understanding hereditary risk is important. We keep just like in cancer profiling, everyone’s publishing papers looking at genes that are correlated with risk. People want to understand risk. And so, this is a mid-teen grower space. I think the best estimate for the space, it’s growing around 12%. So, we should be a little better than that.

If you can ever unlock what is to me the most insane amount of latent demand, I think this becomes a really big business. And so, which is the present moment, we run about 2 million of these tests a year, something like that. And yet there’s current coverage policies in place for about 70 million tests and we are gated by the number of genetic counselors that can order these tests. And genetic counselors are not revenue generating for hospitals, so they don’t make money off that. So, you have this like massive amounts of people that are in categories where there’s a reimbursement established, they’re black, they’re Ashkenazi Jews. They’ve had – they have known familial risk, and yet we don’t test them. So, I think that problem has to get solved. And if that – problem when that problem gets solved and we’re thinking through lots of ways to solve it, this could become a very big business very quickly. So, I think conservatively, this over the next three to five years grows mid-teens. If we get any of that right, it should have growth rates that are equal to or greater than cancer risks.

Question – Kallum L. Titchmarsh: Understood. And I want to make sure we cover the data business. I think a major theme in 2026 is AI driven drug discovery. It feels like you have the head start here in the market. So, what part of the AI enabled drug discovery thesis feels credible to you? What feels a little more speculative and like what role do you think Tempus can play in this evolution?

Answer – Eric Paul Lefkofsky: Yeah, I mean, none of it feels speculative. It all feels like very well established at this point. We’ve been licensing data in oncology for probably seven years, eight years, 2018. So, this has been going on for a long time. People thought our data business would never get to $25 million, would never get to $50 million would never get to $100 million. It’s obviously now, way, way larger. And we have had now multiple people enter into $100 million plus long-term data licensing deals with us, whether it’s AstraZeneca or BMS or GSK or Merck or BioNtech.

It just goes on and on. And I say to people all the time, our pricing works identical to AWS. You can license one file from us for a few thousand bucks. So, the only reason these people are entering into long-term contracts is they want access to data and they want discounts. And so, I think that speaks to when you have this many people licensing, this amount of data for this amount of time, it just speaks to the durability of that business and AI is only a catalyst to that.

Our data is invaluable for understanding synthetic controls, understanding how to design a Phase 2 and which mechanisms of action are driving response. Do you have the right design for your Phase 3? How do you think about site selection? How do you think about commercializing that asset given that therapies are changing like there’s so many reasons to buy our data and spending $25 million a year on our data when you can make decisions that are going to save you $200 million or $500 million, it’s just a no brainer. So, I think in oncology right now, we have a significant number of people that are these very large strategic clients. I don’t know how it’s not almost everybody over the next three to five years, and I think that extends into biotech and in extensive other disease areas.

Question – Kallum L. Titchmarsh: I think you mentioned at the Investor Day, those top 20 pharma biopharma companies that only really just get their toes in the water with respect to those data offerings, how big do you think this could become? And I’m just trying to, as an investor, think about that timeline and the cadence when this could really, really expand meaningfully?

Answer – Eric Paul Lefkofsky: I think it’s kind of similar – in my mind it’s similar to genetics. So, only the base case is a much higher growth rate. So, the business probably grows at 30% just in oncology, just under current trend line. So, things just keep going as they are and we’re really mostly oncology based, this thing can grow at 30% for the next 5 or 10 years easily like for a while. If other disease areas really take off in big ways and we’ve got some big projects in flight or if the hyperscalers choose to get into the space, which I suspect they will at scale, then those growth rates are going to seem small because the amount of money people like OpenAI or SpaceX or Anthropic or Google or whoever have to try to use our types of data to train their AI models is extraordinary relative to the amount of money, which is crazy because pharma is large client.

Question – Kallum L. Titchmarsh: Yeah. Maybe just talk through that competitive moat as well. You obviously have the data from your tests and then the identified data from the hospitals as well. So, like why couldn’t someone come in and replicate this model that you’ve established?

Answer – Eric Paul Lefkofsky: Well, I think look, I mean, I’ve been asked that question. So, we went public two years ago-ish, a little over two years ago. And we began that process. We were delayed for a couple of years and we had a testing of water. So, for five years, people have been asking that question at scale, meaning every three months for five years, people have been saying the same thing. So, I guess there’s a question, what point is it – so it starts with to build the data product we built, we had to connect to thousands of hospitals. We had to enter into legal agreements, base FDAs in place, build pipes, ingest the data, harmonize structure that data so that it’s usable in a longitudinal format, match it to molecular data at scale, match it to digital pathology slides, the radiology scans, then build tools around that data because otherwise it’s just 500 petabytes of useless data. So, we’ve just done all that. And if you look at it, everyone who’s tried to launch a data business, which is most of our major competitors, if you look at the launch of their data business, it’s five, six, seven years old, have just had no traction, basically, and we continue to have significant traction.

So in terms of our immediate cohort, the people like us that have rich molecular data, I think we’ve just outpaced them dramatically. It doesn’t mean there aren’t people out there with competitive products. I mean, there are ConcertAI did a deal with Caris and people have done deals with Flatiron and Foundation Medicine. So, there’s – you can buy data from lots of people today and in certain use cases people do they will license Flatiron data, they’ll license IQVIA, so there’s lots of competition in the market, but this competition isn’t affecting on any level our growth rate or the kind of proprietary fuel behind that growth rate.

Question – Kallum L. Titchmarsh: And is it fair to assume that pharma is just going to demand more and more data from you guys as we look forward? It seems like that’s the obvious play and it seems like that should flow through nicely into the growth rates into those years ahead. Any anything we should be keeping in mind there in terms like the quantity of data that pharma is demanding, anything you’ve seen?

Answer – Eric Paul Lefkofsky: I think if you look at R&D budgets and not just biopharma, but researchers, payers, life science companies, certainly the big hyperscalers, anybody who wants to build products that advance healthcare in any way, shape or form are going to need vast amounts of de-identified multi-mobile data. And we just happen to be sitting on a very large lake, it’s 50 million patients, 10 million in cancer, 40 million outside of cancer. We just have an enormous repository of data that I think is going to power a lot of this development.

Kallum L. Titchmarsh: Amazing. Eric, thank you so much.

Eric Paul Lefkofsky: Thanks for having me.

FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be identified by words such as “anticipates,” “believes,” “cause,” “continue,” “could,” “depend,” “develop,” “estimates,” “expects,” “forecasts,” “goal,” “guidance,” “have,” “impact,” “implement,” “increase,” “intends,” “lead,” “maintain,” “may,” “might,” “plans,” “potential,” “possible,” “projected,” “reduce,” “remain,” “result,” “scheduled,” “seek,” “should,” “will,” “would” and other similar words or expressions. The absence of such words or expressions does not necessarily mean the statements are not forward-looking. Forward-looking statements are not statements of historical fact and reflect Tempus’ and Personalis’ current views about future events. These forward-looking statements include, but are not limited to, statements regarding the proposed transaction between Tempus and Personalis, the expected closing of the proposed transaction, strategies and plans, integration, synergies, opportunities and anticipated future performance. Although we believe our forward-looking statements are reasonable, statements made regarding future results are not guarantees of future performance and are subject to numerous assumptions, uncertainties and risks that are difficult to predict. Actual outcomes and results may be materially different from the results stated or implied in such forward-looking statements included in this communication. Actual outcomes and results may differ materially from those included in the forward-looking statements in this communication due to a number of factors, including, but not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that Personalis stockholders may not adopt the merger agreement, the risk that Tempus or Personalis may be unable to obtain governmental and regulatory approvals and clearances required for the proposed transaction, or required governmental and regulatory approvals and clearances may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger, the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Tempus’ common stock or Personalis’ common stock, the risk that prior to the closing the market price of Tempus’ Class A common stock falls below $46.00 giving rise to the right for Personalis to terminate the Merger Agreement, the risk of any unexpected costs or expenses resulting from the proposed transaction, the risk of any litigation relating to the proposed transaction, the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Tempus and/or Personalis to retain and hire key personnel, on the ability of Personalis to attract third-party customers, or on Personalis’ operating results and businesses generally, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or other anticipated benefits of the proposed transaction or it may take longer than expected to achieve those synergies or benefits and other important factors that could cause actual results to differ materially from those projected, the risk that third-party payers, including commercial payers and government healthcare programs, may not provide adequate coverage of, or reimbursement for, the combined company’s tests and data offerings, the effect of future regulatory or legislative actions on the companies or the industry in which they operate, including with respect to healthcare regulation and data privacy and security, the risk that the credit ratings of the combined business may be different from what the companies expect, the combined company’s ability to identify and mitigate the operational, legal, reputational and competitive risks associated with its use of artificial intelligence in its products and services, adverse economic conditions and other factors detailed in Tempus’ and Personalis’ Annual Reports on Form 10-K for the year ended December 31, 2025 and subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

All such factors are difficult to predict and are beyond Tempus’ and Personalis’ control. Additional risks or uncertainties that are not currently known to Tempus or Personalis, that Tempus or Personalis currently deem to be immaterial, or that could apply to any company could also cause actual outcomes and results to differ materially from those included in the forward-looking statements in this communication. Tempus and Personalis undertake no obligation to publicly correct or update the forward-looking statements in this communication, in other documents or on their respective websites to reflect new information, future events or otherwise, except as required by applicable law. All such statements are expressly qualified by this cautionary statement. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

NO OFFER OR SOLICITATION

This communication is not intended to be, and shall not constitute, an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, Tempus filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 on August 31, 2026 (File No. 333-298668) that includes a proxy statement of Personalis and that also constitutes a prospectus of Tempus. Tempus, Personalis and certain of their respective affiliates jointly filed a transaction statement on Schedule 13E-3 (the “Schedule 13E-3”) with the Securities and Exchange Commission (“SEC”). Personalis or Tempus may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus, registration statement, the Schedule 13E-3 or any other document that Tempus or Personalis has filed or may file with the SEC. The definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of Personalis. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS, THE SCHEDULE 13E-3 AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT MAY BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT TEMPUS, PERSONALIS AND THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (if and when available) and other documents containing important information about Tempus, Personalis and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the registration statement and proxy statement/prospectus (if and when available) and other documents filed with the SEC by Tempus may be obtained free of charge on Tempus’ website at https://investors.Tempus.com/financials/sec-filings or, alternatively, by directing a request by mail to Tempus’ Corporate Secretary at Tempus AI, Inc., 600 West Chicago Avenue, Suite 510, Chicago, Illinois 60654. Copies of the proxy statement/prospectus (if and when available) and other documents filed with the SEC by Personalis may be obtained free of charge on Personalis’ website at https://investors.Personalis.com/financial-information/sec-filings or, alternatively, by directing a request by mail to Personalis’ Corporate Secretary at Personalis, Inc., 6600 Dumbarton Circle, Fremont, California 94555.

PARTICIPANTS IN THE SOLICITATION

Tempus, Personalis and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Tempus, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Tempus’ annual report on Form 10-K for the year ended December 31, 2025, including under the heading “Directors, Executive Officers and Corporate Governance,” and proxy statement for Tempus’ 2026 Annual Meeting of Stockholders, which was filed with the SEC on April 7, 2026, including under the headings “Executive Officers,” “The Board of Directors and Certain Governance Matters,” “Non-Employee Director Compensation,” “Executive Compensation” and “Security Ownership of Certain Beneficial Owners and Management.” To the extent holdings of Tempus Class A Common Stock by the directors and executive officers of Tempus have changed from the amounts reflected therein, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 (“Form 3”), Statements of Changes in Beneficial Ownership on Form 4 (“Form 4”) or Annual Statements of Changes in Beneficial Ownership of Securities on Form 5 (“Form 5”), subsequently filed by Tempus’s directors and executive officers with the SEC, including (i) the Form 4s filed by Mr. Lefkofsky on April 30, 2026, May 21, 2026, May 29, 2026 and July 1, 2026, (ii) the Form 4s filed by Mr. Bartolucci on May 6, 2026 and May 21, 2026, (iii) the Form 4s filed by Mr. Polovin on May 6, 2026 and May 21, 2026, (iv) the Form 4s filed by Mr. Fukushima on May 6, 2026, May 15, 2026, May 21, 2026, July 8, 2026 and July 10, 2026, (v) the Form 4s filed by Mr. Rogers on May 6, 2026, May 21, 2026 and June 29, 2026, (vi) the Form 4s filed by Mr. Schoenherr on May 6, 2026 and May 21, 2026, (vii) the Form 4 filed by Mr. Barris on May 26, 2026, (viii) the Form 4 filed by Mr. Belcher on May 26, 2026, (ix) the Form 4 filed by Mr. Gottlieb on May 26, 2026, (x) the Form 4s filed by Mr. Epstein on May 26, 2026 and June 3, 2026, (xi) the Form 4 filed by Mr. Leonsis on May 26, 2026, (xii) the Form 4s filed by Ms. Doudna on May 26, 2026 and June 29, 2026, (xiii) the Form 4 filed by Ms. West on May 26, 2026, and (xiv) the Form 4 filed by Mr. Frederick on May 26, 2026. Information about the directors and executive officers of Personalis, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Personalis’ annual report on Form 10-K for the year ended December 31, 2025, including under the heading “Directors, Executive Officers and Corporate Governance,” and proxy statement for Personalis’ 2026 Annual Meeting of Stockholders, which was filed with the SEC on April 2, 2026, including under the headings “Corporate Governance and Board of Directors Matters,” “Director Compensation,” “Executive Compensation” and “Security Ownership of Certain Beneficial Owners and Management.” To the extent holdings of Personalis Common Stock by the directors and executive officers of Personalis have changed from the amounts reflected therein, such changes have been or will be reflected on Forms 3, Forms 4 or Forms 5, subsequently filed by Personalis’ directors and executive officers with the SEC. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are or will be contained in the registration statement and proxy statement/prospectus and other relevant materials filed or to be filed with the SEC regarding the proposed transaction when such materials become available. Investors and security holders should read the registration statement and proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of any of the documents referenced herein from Tempus or Personalis using the sources indicated above.